

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2017

Michael J. Warren
Chief Executive Officer
Airborne Wireless Network
4115 Guardian Street, Suite C
Simi Valley, California 93063

> **Re:** **Airborne Wireless Network**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed November 30, 2017**
> **File No. 333-220295**
>
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed November 14, 2017**
> **File No. 333-179079**

Dear Mr. Warren:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

We have also reviewed your 10-K for the Fiscal Year Ended August 31, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent comments issued in our review of your registration statement on Form S-1 also apply to your annual report on Form 10-K for the fiscal year ended August 31, 2017, please address these comments in future filings as applicable.

Form S-1

2. Please revise throughout your prospectus to more clearly describe the securities being registered. In this regard, we note that you are offering 10 million units that consist of one share of common stock and one warrant to purchase one share of common stock but the fee table indicates you are registering 11 million shares of common stock. Please also describe on the prospectus cover page the placement agent warrants and underlying common stock that you are registering.

The Offering, page 4

3. We note your disclosure that 91,689,421 common shares are outstanding before the offering as of October 31, 2017. Please tell us how you calculated the foregoing outstanding shares at such date given that the number of common shares outstanding was 90,589,154 as of August 31, 2017 per your balance sheet. It also appears from your subsequent events disclosure in Note 12 on page F-19 that 504,699 and 217,172 common shares were issued to Air Lease Corporation and Jet Midwest Group, respectively, per the anti-dilution rights agreement subsequent to that date.

Risk Factors

Our agreements with Air Lease Corporation and Jet Midwest Group…, page 14

4. Please reconcile the 9,020,461 and 1,443,228 common shares issued to Air Lease Corporation and Jet Midwest Group through August 31, 2017, disclosed in the first and second paragraphs on page 15, to the 8,665,140 and 1,250,000 common shares issued to Air Lease Corporation and Jet Midwest Group through August 31, 2017 disclosed in Note 10 on page F-17 and elsewhere in your preliminary prospectus.

Use of Proceeds, page 22

5. Please revise to more clearly articulate the intended use of proceeds, including an estimate of the amount of proceeds that you will use for each of the bulleted-items listed. See Item 504 of Regulation S-K. Additionally, please provide an estimate of the amount of proceeds that you expect to use for each of the bulleted-items listed in the event you raise less than the maximum amount from this offering. For example, disclose the estimated uses of proceeds in the event you raise 50% or 25% of the proceeds from this offering.

Capitalization, page 22

6. We note your description of the items to be included in the as-adjusted column. We further note that the net proceeds from the offering will be used to repay some or all of your $2.4 million convertible debt, among other things. Please tell us your consideration

of including the repayment of the convertible debt in the as-adjusted description and calculation.

Dilution, page 24

7. We note your disclosure of net tangible book value before the offering of $24,369 or $0.0003 per share of common stock at August 31, 2017. It appears that your historical net tangible book value before the offering should be $106,577 or $0.0012 per share of common stock per your balance sheet at August 31, 2017 on page F-3. Please revise or advise why your net tangible book value is correct.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 27

8. We note the increase in stock-based compensation in the 2017 period as compared to the 2016 period. Please provide additional detail about the increase in stock compensation expense attributable to employee stock options, and provide narrative disclosure as to whether you expect to incur such costs in the future.

Business, page 33

9. We note your reference on page 33 and throughout the registration statement to the patent acquired in August 2016 and that such patent provides the holder with the exclusive right in the United States to create a meshed, high-speed broadband wireless network. Where you discuss such patent, please also disclose, as you do elsewhere in the registration statement, that such patent expires in September 2018.

10. We note your disclosure that you are currently in the development stage, and we note that you have provided some of the steps you plan to take to implement your business plan. However, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you plan to achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. For example, please discuss the amount you expect to spend to conduct the Cessna proof test referenced on page 35, and clearly describe any necessary conditions precedent to such test, including necessary regulatory approvals and necessary software and equipment development. Please elaborate upon the costs you expect to incur and how you plan to finance such costs in the Management's Discussion and Analysis section.

Development and Testing, page 34

11. We note your disclosure of your Proof of Concept flight test. We note your use of a temporary mobile mast system to imitate a ground station. Please also describe the

equipment you used on the airplanes to receive the ground signal and send and receive the signals between airplanes.

12. Please provide additional disclosure about the agreements with iNTELLICOM Technologies, Thinking Different Technologies B.V., and Mynaric AG referenced on page 35. Please describe the material terms of such agreements and tell us whether the equipment and software to be developed by these entities must be completed before you can conduct the Cessna proof test. If material, file the agreements with these companies as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Creating the Fully Meshed Broadband Wireless Network – Contracting with Commercial Airlines and Traditional Data Transfer Providers, page 35

13. We note your belief that commercial airlines will be receptive to allowing you to install your equipment, once developed, because they may derive revenues from the usage of the equipment. Please briefly elaborate upon how you expect such revenue sharing agreements would work, including whether you plan to pay such airlines a fixed-fee for installation or whether you plan to pay airlines a royalty based upon prospective revenues.

14. We note in the first paragraph on page 36 your discussion of your contract with Air Lease Corporation. If applicable, please provide a brief discussion of services that Jet Midwest Group has provided or will provide under their agreement.

Manufacturing, Equipment and Installation, page 37

15. We note your description of the equipment you expect to install. Please provide greater detail about the specific air and ground equipment that you must develop to become operational. Please clearly identify if this equipment is currently being developed and, if not, provide a timeline for anticipated development. Please be clear about what, if any equipment you plan to manufacture, and that which you intend to purchase from third-parties.

Security Ownership of Certain Beneficial Owners and Management, page 49

16. On August 3, 2016 you issued 40,000,000 shares to Apcentive, Inc. and you indicate elsewhere in this registration statement that they are your largest stockholder. We do not see these shares included in your ownership chart. Please revise or advise.

Plan of distribution, page 54

17. We note your disclosure on page 55 that Aegis Capital Corporation may be deemed to be an "underwriter." We further note your statements in the prospectus that Aegis Capital "will use their reasonable best efforts to arrange for the sale of the units," that Aegis Capital will act "as [y]our exclusive placement agent," and that Aegis Capital will receive

a commission for sale of the common units. In view of Aegis Capital's role as a market professional and involvement in your offering, please tell us the basis for your conclusion that the Aegis Capital is not an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933. Please refer to Question 111.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that Aegis Capital is a statutory underwriter then you must identify Aegis Capital as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

18. While we understand that an independent third party performed a valuation of the acquired intellectual property, please tell us and disclose the methodology and assumptions used to determine the fair value of the intellectual property. In doing so, please also explain to us why the fair value of the intellectual property is zero and why the future economic benefit of the intellectual property could not be determined. We may have further comment.

Note 6 – Equity

Warrants, page F-13

19. We note your disclosure in the fourth paragraph on page F-8 that you use the Black-Scholes option valuation model to estimate the fair value of warrants. Please disclose your accounting policies in relation to warrants, including a description of the assumptions used to estimate the fair value of the warrants. Please also disclose any material terms of the warrant.

Note 7 – Stock Compensation Plans, page F-14

20. Please revise your equity incentive plans disclosure as follows:

   a) Disclose the number of shares authorized for awards of equity share options or other equity instruments per ASC 718-10-50-2(a)(3); and

   b) Disclose the number and weighted-average grant-date fair value for nonvested stock options at the beginning and end of the year. Refer to ASC 718-10-50-2(c)(2)(i) and (ii).

Note 9 – Related Party Transactions, page F-17

21. Please tell us your consideration to disclose settlement of the $49,980 related party loan in exchange for the issuance of common shares for the year ended August 31, 2017 as a

non-cash financing activity in the statements of cash flows on page F-6. Refer to ASC 230-10-50-3 and 50-4.

Note 10 – Commitments and Contingencies, page F-17

22. Please disclose all material commitments and contingencies. For example, you state that you must issue an additional 20 million shares of common stock to Apcentive if certain expenditures are not met in relation to the intellectual property as described in your risk factors on page 15 in the next to last paragraph. We further note that you are required to make contingent royalty payments to Apcentive per the purchase agreement as disclosed in the fourth paragraph under company overview on page 26. These types of contractual arrangements appear to be material commitments. Please advise or revise.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products